

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via E-mail
Ms. Simone Blank, Chief Financial Officer
Sirona Dental Systems, Inc.
30-30 47th Avenue
Suite 500
Long Island City
New York 11101

> **Re:** **Sirona Dental Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 18, 2010**
> **File No. 0-22673**

Dear Ms. Blank:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief